Contact

www.linkedin.com/in/hollickm
(LinkedIn)

Top Skills

Management
Process Improvement
Leadership

Certifications

PMP

Honors-Awards

2016 Stella Service Elite Award for
Customer Service
2017 Stella Service Elite Award for
Customer Service
2018 Stella Service Elite Award for
Customer Service

Mike Hollick

Head of Global Command Center Operations
United States

Summary

Award winning, experienced executive with a proven track record
in fast paced startup environments as well as in large scale Contact
Center Operations. Adept at navigating ambiguity and driving results.
Exceptional leadership, organizational and interpersonal skills.
Expert at driving efficiencies, cost savings, and risk mitigation as
applied to scaling of large Customer Experience operations. Led
multiple omnichannel integration efforts, allowing for Brick-and-
Mortar launches. Focused on Voice of the Customer and delivering a
world-class, branded customer experience. Background in Security,
Customer Service, Contact Center operations, IT Service Desk,
metrics & reporting, branding, project management, support, training,
and development.

Experience

Bond

Head of Global Command Center Operations
August 2018 - Present (5 years 11 months)
Florham Park, NJ

Bond is an innovative personal security service for all people and situations.
Powered by #24/7 Personal Security Agents and cutting-edge technology —
available through an app on your phone — Bond is here to address a range of
safety concerns as you and your loved ones move through your day.

Established Bond's Global Command Center Operation from the ground
up in a fast-paced startup environment. Collaborate with all levels of the
organization on a daily basis to bring new services to market and ensure
delivery of personal security services via in-person physical security as well as
virtual video, audio, chat and Artificial Intelligence.

The Vitamin Shoppe

8 years 5 months

Director of Customer Care

August 2016 - August 2018 (2 years 1 month)
North Bergen, New Jersey

Director of Call Center Operations
May 2012 - August 2016 (4 years 4 months)
North Bergen, NJ

Help Desk Manager
April 2010 - May 2012 (2 years 2 months)

The Great Atlantic & Pacific Tea Co.
Project Manager
April 2008 - March 2010 (2 years)

Medco
Manager - Financial Systems
October 2007 - April 2008 (7 months)

A&P
Help Desk Manager
October 2002 - October 2007 (5 years 1 month)

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Education

William Paterson University of New Jersey
BS, Computer Science · (1997 - 2002)